UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Effective June 5, 2018, Stephen Mullennix, UroGen Pharma Ltd.’s Chief Operating Officer, has become Interim Chief Financial Officer of UroGen, replacing Gary Titus. Mr. Titus will remain as a consultant during the transition. In addition, Jason Patel, former Senior Director, Accounting and Financial Reporting at Kite Pharma, Inc., will be joining UroGen as Vice President of Finance.

On June 5, 2018, UroGen issued a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit

99.1	Press Release, dated June 5, 2018: UroGen Pharma Announces Stephen Mullennix as Interim Chief Financial Officer and Jason Patel as Vice President of Finance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UROGEN PHARMA LTD.

June 6, 2018	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer